Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 - 5

Condensed Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Condensed Consolidated Interim Financial Statements	8 - 9

MEDIWOUND LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,		December 31,
	2014	2013	2013
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	80,570	381	7,053
Short-term bank deposits	-	-	2,500
Trade receivables	16	-	-
Other receivables	2,439	2,029	2,512
Inventories	809	685	-

	83,834	3,095	12,065
LONG-TERM ASSETS:
Long term deposits and deferred costs	140	2	204
Derivative instruments	-	14,900	-
Property, plant and equipment, net	1,110	1,196	1,136
Intangible assets, net	987	4,919	1,004
Other assets	417	417	417

	2,654	21,434	2,761

	86,488	24,529	14,826
CURRENT LIABILITIES:
Current maturities of Financials Liabilities	314	-	-
Trade payables	823	577	1,180
Derivative in respect of convertible loan	-	1,616	-
Convertible loan	-	1,552	-
Accrued expenses and other payables	4,209	1,254	843

	5,346	4,999	2,023
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	6,714	6,656	6,604
Contingent consideration for the purchase of treasury shares net of current maturities	17,115	-	16,800
Warrants to shareholders	-	-	9,200
Severance pay liability, net	3	6	3

	23,832	6,662	32,607
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.01 par value:
Authorized: 33,000,000 shares as of March 31, 2013 December 31, 2013 and March 31, 2014; Issued: 15,751,441, 15,769,487 and 22,053,336 shares respectively; Outstanding: 15,751,441, 15,013,995 and 21,297,844 shares respectively	61	9	11
Share premium	140,052	48,058	62,229
Treasury shares	(34,600)	-	(34,600)
Foreign currency translation adjustments	(42)	-	(32)
Accumulated deficit	(48,161)	(35,199)	(47,412)

	57,310	12,868	(19,804)

	86,488	24,529	14,826

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
Revenues	50	-	-
Cost of revenues	170	-	-

Gross loss	(120)	-	-

Operating expenses:
Research and development, net of participations	1,465	757	3,635
Selling and marketing	1,615	240	2,259
General and administrative	1,267	411	1,687

Total operating expenses	(4,347)	(1,408)	(7,581)

Operating loss	(4,467)	(1,408)	(7,581)

Financial income	4,523	-	2,401
Financial expense	(791)	(885)	(3,321)

Loss from continuing operations	(735)	(2,293)	(8,501)

Loss from discontinued operation	(14)	(845)	(6,850)

Loss for the period	(749)	(3,138)	(15,351)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(10)	-	(32)

Total other comprehensive loss	(10)	-	(32)

Total comprehensive loss	(759)	(3,138)	(15,383)

Basic and diluted loss per share:
Loss from continuing operations	(0.05)	(0.15)	(0.54)
Loss from discontinued operation	(* )	(0.05)	(0.44)
Net loss per share	(0.05)	(0.20)	(0.98)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share: (**)	15,749	15,707	15,671

(*)           Represents less than $ 0.01.
(**)         all ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively, see note 1(c).

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulateddeficit	Total equity
	Unaudited

Balance as of January 1, 2014 (audited)	11		62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-		-	-	-	(749)	(749)
Other comprehensive loss	-		-	-	(10)	-	(10)

Total comprehensive loss	-		-	-	(10)	(749)	(759)

Exercise of options	(*	)	208	-	-	-	208
Exercise of warrants	1		4,711	-	-	-	4,712
Issuance of shares, net	17		71,675	-	-	-	71,692
Share-based compensation	-		1,261	-	-	-	1,261
Effect of share split	32		(32)	-	-	-	-

Balance as of March 31, 2014	61		140,052	(34,600)	(42)	(48,161)	57,310

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited

Balance as of January 1, 2013 (audited)	9		47,686	-	-	(32,061)	15,634

Total comprehensive loss	-		-	-	-	(3,138)	(3,138)

Exercise of options	(*	)	279	-	-	-	279
Share-based compensation	-		93	-	-	-	93

Balance as of March 31, 2013	9		48,058	-	-	(35,199)	12,868

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634
Loss for the period	-		-	-	-	(15,351)	(15,351)
Other comprehensive loss	-		-	-	(32)	-	(32)

Total comprehensive loss	-		-	-	(32)	(15,351)	(15,383)

Exercise of options	(*	)	279	-	-	-	279
Purchase of treasury shares	-		-	(34,600)	-	-	(34,600)
Share-based compensation	-		607	-	-	-	607
Issuance of shares, net	2		13,657	-	-	-	13,659

Balance as of December 31, 2013	11		62,229	(34,600)	(32)	(47,412)	(19,804)

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(749)	(3,138)	(15,351)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	14	845	6,850
Depreciation and amortization	117	65	336
Revaluation of warrants to shareholders	(4,491)	-	820
Share-based compensation	1,261	59	531
Revaluation of liabilities in respect of Chief Scientist government grants	141	222	(106)
Revaluation of contingent consideration for the purchase of treasury shares	586	500	(2,400)
Accrued interest in respect of financial loans	-	168	1,669
Other Financing expenses, net	(14)	(6)	(35)

	(2,386)	1,853	7,665
Changes in asset and liability items:
Increase in trade receivables	(16)	-	-
Decrease (increase) in other receivables	8	44	(532)
Increase in inventories	(809)	(17)	-
Increase (decrease) in trade payables	(359)	(198)	405
Increase (decrease) in other payables	1,092	219	(262)

	(84)	48	(389)

Net cash used in continuing operating activities	(3,219)	(1,237)	(8,075)

Net cash used in discontinued operating activities	(14)	(424)	(1,665)

Net cash flows used in operating activities	(3,233)	(1,661)	(9,740)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(74)	(25)	(268)
Purchase of intangible assets	-	-	(90)
Interest received	3	-	3
Proceeds from (investment in) short term bank deposits, net of investments	2,500	-	(2,500)

Net cash provided by (used in) investing activities	2,429	(25)	(2,855)

Cash Flows from Financing Activities:

Proceeds from exercise of options	208	279	279
Proceeds from issuance of shares and warrants, net	74,082	-	15,800
Proceeds from shareholders' loans	-	1,445	3,930
Repayment of shareholders' loans	-	-	(915)
Deferred issuance costs	-	-	(129)
Proceeds from the Chief Scientist government grants	12	-	276

Net cash provided by financing activities	74,302	1,724	19,241

Exchange rate differences on cash and cash equivalent balances	19	6	70
Increase in cash and cash equivalents from continuing activities	73,531	468	8,381

Decrease in cash and cash equivalents from discontinued activities	(14)	(424)	(1,665)

Balance of cash and cash equivalents at the beginning of the period	7,053	337	337

Balance of cash and cash equivalents at the end of the period	80,570	381	7,053

Non-cash activities:
Exercise of cashless warrants into shares	4,709	-	-
Unpaid issuance expenses	2,258	-	-
Contingent consideration for the purchase of treasury shares	-	-	19,200
Exercise of derivative instrument into treasury shares	-	-	15,400
Conversion of loans and realization of derivatives into shares and warrants	-	-	6,239

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds. The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe in December 2013.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns 7.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On March 3, 2014, the Company effected a bonus share distribution under which: (i) two and eight tenths (2.8) bonus shares were issued for each ordinary share outstanding prior to such distribution; and (ii) the conversion rate for each preferred share, option and warrant was adjusted to reflect such bonus share distribution. For accounting purposes, this transaction was recorded as a stock split and accordingly (unless otherwise noted), all ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively for all periods presented in these financial statements.

d.
On March 25, 2014, the Company closed its initial public offering (IPO) in the United States and listing on the NASDAQ Global Select Market of 5,750,000 new ordinary shares. The public offering price was $14.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $71,700. The number of shares offered included the underwriters' option to purchase an additional 750,000 shares at the offering price that was exercised prior to closing.

e.
Upon the closing of this IPO the Company issued 336,591 ordinary shares pursuant to the exercise of 1,066,735 warrants held by certain of our shareholders, including (1) the exercise of 433 warrants into 433 ordinary shares at an exercise price of $6.72 per share and the receipt of proceeds by us related to such exercise and (2) the cashless exercise of 1,066,302 warrants into 336,158 ordinary shares at a weighted average exercise price of $9.58 per share.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

 The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

 The interim condensed financial statements for the three months ended March 31, 2014 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

 The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2013 that were included in the Registration Statement on Form F-1 filed on March 20, 2014.